Exhibit 99.5

Cybin Inc. Announces 2021 First Quarter Financial Results and Business Highlights

-- Boosts current cash position to C$82.5M to progress clinical pipeline and business initiatives —

TORONTO, CANADA – August 13, 2021 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN)

(“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, announces the unaudited financial results for the three-month period ended June 30, 2021. A copy of the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards and the related management’s discussion and analysis for the three month period ended June 30, 2021, can be found under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Recent Business Highlights:

•	Became the first psychedelic company to list on the NYSE American LLC stock exchange on August 5, 2021 under the symbol “CYBN”;

•	Raised over C$120M with the inclusion of the Company’s latest equity financing round in August 2021, which successfully raised over C$34M;

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Announced achievement of certain milestones by Adelia Therapeutics Inc., a wholly-controlled subsidiary of Cybin, for Year 1 Q3 (i)-(iii), and Year 1 Q4 (i) and (iii), as contemplated by the terms of a contribution agreement dated December 4, 2020;

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Initiated the next phase of the Company’s digital therapeutics platform which is expected to better enable the evaluation of patient outcomes through a highly secure, patient-centered data analytics platform for pre- and post-psychedelic treatments;

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Commenced scale up of the Company’s European operations and research activities with various academic and clinical research organizations, including the transfer of its intellectual property assets to its recently formed wholly-owned Ireland subsidiary;

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Expanded patent portfolio to 13 patent filings which cover, amongst other things, novel psychedelic compounds, integration of delivery platforms, methods of use in psychiatric indications, drug discovery pipeline of modified and novel ergolines, tryptamines and phenethylamines;

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Entered into an exclusive research and development collaboration agreement with TMS NeuroHealth Centers Inc. (the “Collaboration Agreement”), a wholly-owned subsidiary of Greenbrook TMS Inc. (TSX:GTMS) (NASDAQ:GBNH) (“Greenbrook”). Greenbrook operates 129 outpatient mental health service centers in the United States. Under the Collaboration Agreement, Cybin and Greenbrook will work together to establish Mental Health Centers of Excellence for the purpose of facilitating research and development of innovative psychedelic compound-based therapeutics for patients suffering from depression.

Doug Drysdale, CEO of Cybin stated, “during the past several months, Cybin has garnered a great deal of attention as an emerging leader in the psychedelic therapeutics space. We believe the molecules we have under development may have the potential to transform the treatment landscape and fill current unmet treatment needs for various psychiatric and neurological conditions. We look forward to sharing updates as we advance our pre-clinical and clinical programs and continue the scientific exploration that we believe will ultimately provide safer and more effective treatments for those suffering with mental illness and addiction issues.”

Q1 Financial Highlights

•	Cash and cash equivalents totaled C$55.1 million as of June 30, 2021; and

•	Net loss was C$14.7 million for the quarter ended June 30, 2021 of which non-cash expenses totaled C$5.6 million and cash-based operating expenses totaled C$9.1 million.

About Cybin

Cybin is a leading biotechnology company focused on researching and progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and potential treatment regimens for psychiatric disorders.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s development of innovative drug delivery systems, the Company’s expectations of the molecules under development, the development of Mental Health Centers of Excellence for the purpose of facilitating research and development of innovative psychedelic compound-based therapeutics for patients suffering from depression pursuant to the Collaboration Agreement, and the Company’s expectations of its digital therapeutics platform.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations;

the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company’s management’s discussion and analysis for the three month period ended June 30, 2021, the Company’s annual information form for the year ended March 31, 2021, and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward- looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The Neo Exchange Inc. has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

John@cybin.com